August 25, 2011

Michael R. Clampitt, Esq.

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	First Capital Bancorp, Inc.

Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011 and May 4, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Filed May 16, 2011

File No. 001-33543

Dear Mr. Clampitt:

This letter is in response to your letter dated August 15, 2011 to John M. Presley, Chief Executive Officer, concerning the above filings of First Capital Bancorp, Inc.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to stall comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Attached to this letter are our responses to your comments 1 – 20, including the items to be included in the amendment to the 10-K.

In response to your request to file an amendment to the 10-K that includes the entire periodic report, due to only three corrections being make in the amendment, we would like to file only those changes in the amendment to the 10-K instead of refiling the entire 10-K.

If you need additional information, do not hesitate to contact me.

Sincerely,

/s/ William W. Ranson

William W. Ranson
Senior Vice President & CFO

1.	You indicate on the front cover that your class of Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and that you do not have any class of stock registered under Section 12(b) of the Exchange Act. Please reconcile this with the Form 8-A that you filed with the Securities and Exchange Commission on June 14, 2007, which registered your class of Common Stock under Section 112(b) of the Exchange Act.

“In connection with a 2007 offering, First Capital Bancorp Inc.’s shares were listed for trading on the NASDAQ Capital Markets. In connection with that listing, we filed the Form 8-A registering First Capital Bancorp Inc.’s common stock under Section 12(b).”

“First Capital Bancorp Inc.’s subsequent periodic filings should have indicated that the company’s common stock is registered under 12(b) instead of 12(g). This was an error and the Amended 10-K will reflect the correct registration pursuant to Section 12(b) of the Securities Exchange Act of 1934.”

“The amended 10-K and future filings will be revised to reflect registration under Section 12(b) of the Securities Exchange Act of 1934.”

2.	In future filings please provide more detailed information regarding the economic conditions in your primary market area. As warranted, consider including figures for change in average income, unemployment, home sales and prices, foreclosures and the like.

“In future filings, we will discuss economic conditions in our primary market area including average income, unemployment, home sales and prices, and foreclosures as warranted.”

3.	Furnish the information required by Item 201(d) of Regulation S-K.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) ( c)
Equity compensation plans approved by security holders	301,600	$9.70	150,000
Equity compensation plans not approved by security holders	—	—	—

Total	301,600	$9.70	150,000

The above chart will be included in the Amended 10-K under Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

4.	We note that paragraph one of the certification required by Exchange Act Rule 13a-14(a) identifies the wrong periodic report. Please file an amendment to the Form 10-K that includes the entire periodic report and a new, corrected certification.

The amended 10-K will include corrections to paragraph one of the certifications required by Exchange Act Rule 13a-14(b). See certifications identified as Exhibit 31.1 and 31.2 below.

Future filings will be revised to include corrections noted above in question 5.

5.	We note that your Form 10-K and 10-Q certifications filed pursuant to Exchange Act Rule 13a-14(b) are not in the exact form prescribed by Item 601(b) (31) of Regulation S-K. Please amend the Form 10-K and revise future filings to include correct certifications.

The amended 10-K will include corrections deleting the title of the certifying individual and the language required in paragraph 4(d). Future filings will be revised to reflect the exact form prescribed by Item 601(b) (31). See certifications identified as Exhibit 31.1 and 31.2 below.

Exhibit 31.1

I, John M. Presley, certify that:

1.	I have reviewed this annual report on Form 10-K of First Capital Bancorp, Inc. for the year ended December 31, 2010;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August , 2011	/s/ John M. Presley

John M. Presley
Managing Director and Chief Executive Officer

Exhibit 31.2

I, William W. Ranson, certify that:

1.	I have reviewed this annual report on Form 10-K of First Capital Bancorp, Inc. for the year ended December 31, 2010;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August , 2011	/s/ William W. Ranson

William W. Ranson
Senior Vice President and Chief Financial Officer

6.	Please revise future filings to disclose your policy for placing loans on nonaccrual status. Refer to ASC 310-10-50-6(a).

“The accrual of interest is generally discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual at an earlier date if collection of principal or interest is considered doubtful or charge-off if a loss is considered imminent.”

Future filings will be revised to include the discussion above.

7.	Please revise future filings to disclose your policy for recording payments received on nonaccrual loans. Refer to ASC 310-10-50-6(b).

“All interest accrued but not collected for loans that are placed on nonaccrual are reversed against interest income when the loan is placed on nonaccrual status. Because of the uncertainty of the expected cash flows, the Company is accounting for nonaccrual loans under the cost recovery method, in which all cash payments are applied to principal.”

Future filings will be revised to include the discussion above.

8.	Please revise future filings to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-50-6(c).

“Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future collection of principal and interest are reasonably assured. The number of payments needed to meet this criteria varies from loan to loan. However, as a general rule, this criteria will be considered to have been met with the timely payment of six consecutive regularly scheduled monthly payments.”

Future filings will be revised to include the discussion above.

9.	Please revise future filings to disclose your policy for determining past due or delinquent status. Refer to ASC 310-10-50-6(e).

“Loans are determined past due or delinquent based on the contractual terms of the loan. Payments past due 30 days or more are considered delinquent.”

Future filings will be revised to include the discussion above.

10.	Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B (a) (2).

“Residential – This portfolio primarily consists of loans secured by properties in the Bank’s normal lending area. The Bank originates fixed and adjustable rates for terms of 5 to 30 years, including conventional and jumbo loans. These loans generally have an original loan-to-value ratio (“LTV”) of 80% or less. This category also includes home equity lines of credit (“HELOC”). The HELOCs generally had an adjustable rate tied to prime rate and a term of 10 years. Given the declining value of residential properties over the past several years, these loans possess a higher than average level of risk of loss to the bank. Multifamily residential (included in

Residential) – is moderately seasoned and is generally secured by properties in the Bank’s normal lending area. Construction – This portfolio has decreased significantly over the past several years as fewer construction loans have been made during the economic downturn. These loans are located in the Bank’s normal lending area. Land and development – This category includes raw undeveloped land and developed residential and commercial lots held by builders and developers. Given the significant decline in value for both developed and undeveloped land due to reduced demand, this portfolio possesses an increased level of risk compared to other loan categories. Continuing deterioration in demand could result in significant decreases in the underlying collateral values and make repayment of the outstanding loans more difficult for customers. Other commercial real estate – This portfolio consists of nonresidential improved real estate which includes shopping centers, office buildings, etc. These properties are generally located in the Bank’s normal lending area. Decreased rental income due to the economic slowdown has caused some deterioration in values. As a result this category of loans has a higher than average level of risk. Consumer loans are either unsecured or secured by automobiles, marketable securities, etc. They are generally granted to local customers that have a banking relationship with our Bank. Commercial and Industrial business – These loans include loans to businesses that are not secured by real estate. These loans are typically secured by accounts receivable, inventory, equipment, etc. Commercial loans are typically granted to local businesses that have a strong track record of profitability and performance. This category of loans sustained lower than average losses in 2010. Generally, all loans in all segments originated include personal guarantees of the borrowers.”

Future filings will be revised to include the discussion above.

11.	Please revise future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Specifically discuss the triggering events or other factors and circumstances that cause you to charge-off a loan (e.g., whether you charge-off a loan after the loan is a certain number of days delinquent). Refer to ASC 310-10-50-11B (b).

“The charging off of uncollectible loans is determined on a case-by-case basis. Determination of a collateral shortfall, prospects for recovery, delinquency and the financial resources of the borrower and any guarantor are all considered in determining whether to charge-off a loan. Closed-end retail loans that become past due 120 cumulative days and open-end retail loans that become past due 180 cumulative days from the contractual due date will be charged off. “

Future filings will be revised to include the discussion above.

12.	Please revise future filings to include the activity in the allowance for credit losses for each period by portfolio segment. Refer to ASC 310-10-50-11B(c) for guidance.

	Three Months Ended March 31, 2011
	Construction and Land Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential	Total
	(Dollars in thousands)
Balance, January 1, 2011	$4,447	$2,500	$1,928	$15	$2,146	$11,036
Provision for loan losses	300	—	—	—	400	700
Loans charged off	(72)	—	(600)	—	(502)	(1,174)
Recoveries	—	—	—	—	7	7

Balance, March 31, 2011	$4,675	$2,500	$1,328	$15	$2,051	$10,569

	Three Months Ended March 31, 2010
	Construction and Land Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential	Total
	(Dollars in thousands)
Balance, January 1, 2010	$2,700	$2,285	$800	$15	$800	$6,600
Provision for loan losses	200		61		200	461
Loans charged off	(49)	(16)			(208)	(273)
Recoveries			12			12

Balance March 31, 2010	$2,851	$2,269	$873	$15	$792	$6,800

Future filings will be revised to include the chart above.

13.	Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individual evaluated, acquired with deteriorated credit quality) for each loan portfolio segment. Refer to ASC 310-10-50-11B (g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

	Construction and Land Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential	Total
	(Dollars in thousands)
March 31, 2011
Allowance for loan losses
Individually evaluated for impairment	$1,191	$138	$1,262	$—	$1,937	$4,528
Collectively evaluated for impairment	3,484	2,362	66	15	114	6,041

Total ending allowance	$4,675	$2,500	$1,328	$15	$2,051	$10,569

Loans
Individually evaluated for impairment	$9,886	$355	$4,813	$0	$8,296	$23,350
Collectively evaluated for impairment	73,947	141,582	40,373	3,804	109,680	369,386

Total loans	$83,833	$141,937	$45,186	$3,804	$117,976	$392,736

December 31, 2010
Allowance for loan losses
Individually evaluated for impairment	$1,691	$138	$1,912	$—	$1,977	$5,718
Collectively evaluated for impairment	2,756	2,362	16	15	169	5,318

Total ending allowance	$4,447	$2,500	$1,928	$15	$2,146	$11,036

Loans
Individually evaluated for impairment	$10,011	$355	$5,615	$—	$9,558	$25,539
Collectively evaluated for impairment	71,882	145,044	42,389	3,693	108,651	371,659

Total loans	$81,893	$145,399	$48,004	$3,693	$118,209	$397,198

Future filings will be revised to include the chart above.

14.	Please revise future filings to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-50-15(d).

“A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments on principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Additionally, management’s policy is generally to evaluate only those loans greater than $250 thousand for impairment as these are considered to be individually significant in relation to the size of the loan portfolio. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.”

Future filings will be revised to include the discussion above.

15.	Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

“Cash payments received are applied on a cash basis with all cash receipts applied first to principal and any payments received in excess of the unpaid principal balance being applied to interest.”

Future filings will be revised to include the discussion above.

16.	Please revise future filings to disclose the information required by ASC 310-10-50-15(c) (1), (2) and (3) for each period for which results of operations are presented.

	Three Months Ended March 31,
	(Dollars in thousands)
	Interest income recognized	Average Investment in Impaired Loans
2011
Construction and land development	$56	$8,650
Commercial real estate	—	355
Commercial and Industrial	47	5,056
Consumer	—	—
Residential	98	8,455

Total	$201	$22,516

2010
Construction and land development	$87	$6,073
Commercial real estate	—	356
Commercial and Industrial	—	5,117
Consumer	—	—
Residential	—	6,291

Total	$87	$17,837

Future filings will be revised to include the chart above.

17.	Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

“As of March 31, 2011, the bank had no accruing impaired loans where the measurement of impairment was based on the present value of expected future cash flows but rather for all impaired loans the measurement of impairment was based upon the value of the underlying collateral for each loan.”

Future filings will be revised to include the discussion above.

18.	Please revise future filings to explicitly disclose the date or range of dates for which your loan risk rankings were updated. Refer to ASC 310-10-50-29(c).

“The loan risk rankings were updated for the quarter ended March 31, 2011 on March 17th and 18th, 2011.”

Future filings will be revised to include the discussion above.

19.	Please revise future filings to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls as of the end of the period covered by the report, rather than 90 days prior to the date of the report. Refer to Item 307 of Regulation S-K.

See Item 20 below.

20.	Tell us whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the quarter ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will include this information in future filings and that you will address any change rather than any “significant” change.

ITEM 4. CONTROLS AND PROCEDURES

“Based upon an evaluation as of March 31, 2011 under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, they have concluded that our disclosure controls and procedures, as defined in Rule 13a-15 and Rule 15d-15 under the Securities Exchange Act of 1934, as amended, are effective in ensuring that all material information required to be disclosed in reports that it files or submits under such Act is recorded, processed, summarized and is made known to management in a timely fashion.

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting. There were no changes in our internal control over financial reporting identified in connection with the evaluation of it that occurred during the Company’s last fiscal quarter that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.”

Future filings will be revised to include the disclosure above. We confirm that we will address any change rather than any “significant” change in internal control over financial reporting.